U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 1 October 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:    Statement issued by Sasol Limited in response to an
announcement by the European Commission

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
(“Sasol” or “the Company”)

Statement issued by Sasol Limited in response to an announcement by the European Commission regarding a finding of anti-
competitive behaviour by Sasol Wax GmbH and other members of the
European paraffin wax industry

As anticipated in several previous announcements made by Sasol
Limited, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws. A fine of EUR 318 200 000 was
imposed by the European Commission on Sasol Wax GmbH (of which
Sasol Wax International AG, Sasol Holding in Germany GmbH and
Sasol Limited would be jointly and severally be liable for EUR
250 million). The fine is payable within three months.

As a result of Sasol’s co-operation and support in the
investigations, the European Commission reduced the base amount of the fine by 50% to the net amount stated above.
Sasol is surprised by and does not understand the reasons for the magnitude of this fine and will be studying the reasons for the finding with a view to lodge an appeal against it.

According to the statement of objections of the European
Commission an infringement of antitrust laws commenced in 1992 or even earlier. In 1995 Sasol became a co-shareholder in an
existing wax business located in Hamburg, Germany owned by the
Schümann group. In July 2002 Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the
business. Sasol Limited was unaware of these infringements
before the European Commission commenced their investigation at the wax business in Hamburg in April 2005.
Sasol views this matter in a serious light and has intensified its competition and anti-trust law compliance programmes in all its businesses including joint ventures. It is Sasol’s policy to comply with all applicable laws, including competition laws.

1 October 2008
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-
looking statements as defined in the United States Private
Securities Litigation Reform Act of 1995. Words such as
“believe”, “anticipate”, “intend”, “seek”, “will”, “plan”,
“could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-
looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 21
November 2007 and in other filings with the United States
Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or
otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 October 2008
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary